Exhibit T3A.2.1

STATE OF DELAWARE SECRETARY OF STATE DIVISION OF CORPORATIONS FILED 12:00 PM 05/15/1998 981187537 - 2897110

CERTIFICATE OF FORMATION

OF

1515 West State Street Boise, Idaho, LLC

1.             The name of the limited liability company is 1515 West State Street Boise, Idaho, LLC.

2.             The address of its registered office in the state of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of wilmington, Country of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned have executed this Certificate of Formation of 1515 West State Street Boise, Idaho, LLC this Fifteenth day of May, 1998.

/s/ Tasha Rauscher
Tasha Rauscher, Organizer

(DEL. - LLC 3239 - 3/7/95)